# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Tavia Acquisition Corp., CIK 0002020385
CUSIP: G86880138
Title of class of securities: Ordinary Shares par value $0.0001 per share
Address of issuer's principal executive offices: 850 LIBRARY AVENUE, SUITE 204, Newark, Delaware (DE), 19711
Date of event which requires filing of this statement: 12/31/2024
Filed pursuant to Rule 13d-1(b)
Filed by CIK 0001844495

## Reporting persons
- Wealthspring Capital LLC: type of reporting person: investment adviser (IA), partnership (PN); citizenship or place of organization: New York (NY); does not affirm membership in a group (box b); sole voting power 0; shared voting power 695,354; sole dispositive power 0; shared dispositive power 695,354; aggregate amount beneficially owned 695,354 (5.9% of the class)
  Comment: The holdings figures reported throughout this Schedule 13G consist of 695,354 Ordinary shares held in the form of Units, where each Unit consists of one Ordinary share and one right to acquire one-tenth of one Ordinary share.
- Matthew Simpson: type of reporting person: parent holding company or control person (HC), investment adviser (IA), individual (IN); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); sole voting power 0; shared voting power 695,354; sole dispositive power 0; shared dispositive power 695,354; aggregate amount beneficially owned 695,354 (5.9% of the class)
  Comment: The holdings figures reported throughout this Schedule 13G consist of 695,354 Ordinary shares held in the form of Units, where each Unit consists of one Ordinary share and one right to acquire one-tenth of one Ordinary share.

## Item 1. Issuer
Name of issuer: Tavia Acquisition Corp.
Address of issuer's principal executive offices:
850 LIBRARY AVENUE
SUITE 204
Newark, DELAWARE
19711

## Item 2. Person Filing
Name of person filing:
Wealthspring Capital LLC

Matthew Simpson
Address of principal business office or, if none, residence: The principal business address for Wealthspring and for Mr. Simpson is 2 Westchester Park Drive, Suite 108, West Harrison, NY 10604.
Citizenship:
Wealthspring Capital LLC - NEW YORK

Matthew Simpson - UNITED STATES

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Type of person filing: investment adviser (IA), parent holding company or control person (HC)

## Item 4. Ownership
Amount beneficially owned: Each of Wealthspring Capital LLC and Mr. Simpson may be deemed to beneficially own 695,354 shares.
Percent of class: 5.9
Sole power to vote or to direct the vote:
Wealthspring Capital LLC - 0

Matthew Simpson - 0
Shared power to vote or to direct the vote:
Wealthspring Capital LLC - 695,354

Matthew Simpson - 695,354
Sole power to dispose or to direct the disposition:
Wealthspring Capital LLC - 0

Matthew Simpson - 0
Shared power to dispose or to direct the disposition:
Wealthspring Capital LLC - 695,354

Matthew Simpson - 695,354

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Ownership of more than 5 percent on behalf of another person: Wealthspring Capital LLCs clients have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities reported on this statement. No one other persons interest in the securities reported herein is more than 5%.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Exhibits
Exhibit 99.1

JOINT FILING AGREEMENT

In accordance with Rule 13d-1(k) promulgated under the Securities Exchange Act of 1934, as amended, the undersigned hereby agree to the joint filing with all other Reporting Persons (as such term is defined in the Schedule 13G referred to below) on behalf of each of them a statement on Schedule 13G (including amendments thereto, if any) with respect to the ordinary shares of Tavia Acquisition Corp., and that this Agreement may be included as an Exhibit to such joint filing. Each of the undersigned agrees to be responsible for the timely filing of the Schedule 13G and any amendments thereto, and for the completeness and accuracy of the information concerning such person contained therein; but none of them is responsible for the completeness or accuracy of the information concerning the other persons making the filing, unless such person knows or has reason to believe that such information is inaccurate.

IN WITNESS WHEREOF, the undersigned hereby execute this Agreement as of February 12, 2025.

Wealthspring Capital LLC

/s/ Matthew Simpson
Name: Matthew Simpson
Title: Manager

/s/ Matthew Simpson
Name: Matthew Simpson

## Signatures
- Wealthspring Capital LLC: /s/ Matthew Simpson, Manager (02/12/2025)
- Matthew Simpson: /s/ Matthew Simpson, Control Person (02/12/2025)